82234

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 APR -2 AM 8:21

Santos

02028175

SUPPL

Date: Tue 02 Apr 2002 01:35:47 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Norfolk 2 News Release 2 April 2002

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Number of pages (incl. cover sheet): 3

dlw 4/10

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

2 April 2002

NORFOLK-2

Santos Limited, as operator of WA-191-P, announces a successful oil appraisal well in the Carnarvon Basin, offshore Western Australia.

Preliminary interpretation of wireline logs indicates that Norfolk-2 has intersected a net oil column of some 9 metres (true vertical thickness) in excellent reservoir quality, primary objective Angel sand.

The well was drilled to a total depth of 3,350 metres, as a down-dip sidetrack from the successful Norfolk-1 exploration well. Norfolk-2 intersected the target 14m high to prognosis, 460m to the NNW and 13metres down-dip of Norfolk-1 (which encountered 20 metres of net oil pay). As in Norfolk 1 and Mutineer 1B (drilled in 1998 1.75km north west of Norfolk 1 and which encountered 8 metres of net oil pay) no oil water contact was established. This oil may form part of a larger accumulation also incorporating the Pitcairn-1 oil discovery (drilled in 1997, 3.4km south west of Norfolk-1 with 3 metres of net oil pay). However, further appraisal of the field is required to evaluate the reserve potential.

The Norfolk field is located in 165m of water depth, 25km north of the Lambert Field and some 150km north of Dampier, off the Western Australian coast.

On completion of the Norfolk 2 abandonment the rig will be moving to drill a similar on-trend prospect, Exeter 1, located 10km south of Norfolk 1 in the same permit.

The interest holders in WA-191-P are:

Santos Group	33.3972% (Operator)
Exxon-Mobil	33.4023%
Nippon	25.0000%
Woodside	8.2000%

For further information, contact:

Graeme Bethune, General Manager – Finance and Investor Relations on (08) 82185157 or 0419828617.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NADAQ ADR).

Attachment
Location Map

Press Release **Santos**

Norfolk 2


WA-191-P
[redacted]
0 50
kilometres
Indian Ocean
Dampier
Western Australia


0 10
kilometres
[redacted]
Mutineer 1
Norfolk 1
Pitcairn 1

- Santos acreage
- Oil field
- Gas field
- Oil pipeline
- Gas pipeline
- Ethane pipeline


Norfolk 2 Discovery